

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Michael J. Lisman
Chief Financial Officer
TransDigm Group Inc.
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

      Re: TransDigm Group Inc.
            Form S-4 Filed August 10, 2021
            File No. 333-258676

Dear Mr. Lisman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact SiSi Cheng at 202-551-5004 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Michael J. Solecki, Esq.